20008914

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-67719 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ETC Brokerage Services, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Equity Way
(No. and Street)

| Westlake | Ohio | 44145 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radachi and Company, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 900 E. Broad St., Ste. A | Elyria | Ohio | 44035 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC Mail Processing
MAR 05 2020
Washington, DC

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Steven D. Bocan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ETC Brokerage Services, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RITA L. GRASSO
Notary Public, State of Ohio
My Commission Expires
July 26, 2020

NOTARY PUBLIC STATE OF OHIO

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**RADACHI AND COMPANY**
*Certified Public Accountants and Business Consultants*

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668
E-mail info@radachi.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of ETC Brokerage Services, LLC
Westlake, Ohio

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of ETC Brokerage Services, LLC as of December 31, 2019, and the related statements of income, changes in members' equity, and cash flows for the year ended December 31, 2019 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of ETC Brokerage Services, LLC as of December 31, 2019, and the results of their operations and their cash flows for the year then ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of ETC Brokerage Services, LLC's management. Our responsibility is to express an opinion on ETC Brokerage Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to ETC Brokerage Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information on pages 15 and 16 has been subjected to audit procedures performed in conjunction with the audit of ETC Brokerage Services, LLC's financial statements. The supplementary information is the responsibility of ETC Brokerage Services, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodocker & Company

We have served as the Company's auditor since 2012.

Elyria, Ohio
February 25, 2020

# ETC BROKERAGE SERVICES, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2019

| | | |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS: | | |
| Cash and Cash Equivalents | $ 371,686 | |
| Receivables: | | |
| Clearing Organization | 791 | |
| Mutual Fund Income | 5 | |
| Prepaid Expenses | 41,074 | |
| Total current assets | | $ 413,556 |
| OTHER ASSETS: | | |
| Goodwill | 3,500 | |
| Restricted Cash | 259,188 | |
| Total Other Assets | | 262,688 |
| Total Assets | | $ 676,244 |
| **LIABILITIES AND MEMBER'S EQUITY** | | |
| CURRENT LIABILITIES: | | |
| Accounts Payable | $ 22,270 | |
| Accrued Expenses | 7,552 | |
| Total current liabilities | | $ 29,822 |
| MEMBER'S EQUITY | | 646,422 |
| Total liabilities and members' equity | | $ 676,244 |

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

# ETC BROKERAGE SERVICES, LLC

## STATEMENT OF INCOME
## FOR THE YEAR ENDED DECEMBER 31, 2019

| | | |
|---|---|---|
| REVENUE: | | |
| Commissions | $ 560,138 | |
| Administrative fees | 487,989 | |
| Interest and dividends | 12,541 | |
| Mutual fund income | 69,406 | |
| Client fees | 67,552 | |
| Trading profit | 34,358 | |
| Other income | 30,608 | $ 1,262,592 |
| EXPENSES: | | |
| Salaries and other compensation | 286,017 | |
| Employee benefits and taxes | 77,762 | |
| Trading errors | 9,757 | |
| Clearance | 415,099 | |
| Insurance | 1,158 | |
| Interest | 12 | |
| License and permits | 45,562 | |
| Monthly statement charges | 62,244 | |
| Office and administrative | 243,355 | |
| Postage | 269 | |
| Professional fees | 54,370 | |
| Regulatory fees | 947 | |
| Taxes | 7,822 | 1,204,374 |
| NET INCOME | | $ 58,218 |

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

# ETC BROKERAGE SERVICES, LLC

## STATEMENT OF CHANGES IN MEMBERS' EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2019

| | | |
|---|---|---|
| BALANCE - Beginning of year | $ | 588,204 |
| ADDITION: Net Income | | 58,218 |
| BALANCE - End of year | $ | 646,422 |

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

## ETC BROKERAGE SERVICES, LLC

### STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2019

| | | |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net Income | $ | 58,218 |
| Adjustments to Reconcile Net Income to Net Cash Provided by (Used by) Operating Activities: | | |
| Changes in operating assets and liabilities: | | |
| Increase in Receivables | | (562) |
| Increase in Prepaid Expenses | | (4,164) |
| Increase in Accounts payable and accrued expenses | | 8,238 |
| Total Adjustments | | 3,512 |
| Net Cash Provided by Operating Activities | | 61,730 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | | 61,730 |
| Cash and restricted cash at beginning of the year | | 569,144 |
| Cash and restricted cash at end of the year | $ | 630,874 |

SUPPLEMENTAL CASH FLOW DISCLOSURES

| | | |
|---|---|---|
| Income Taxes Payments | $ | 1,638 |
| Interest Payments | $ | 12 |

The accompanying notes are an integral part of the financial statements.
See Report of Independent Registered Public Accounting Firm.

## Note 1. Summary of Significant Accounting Policies:

### A. Business Activity:

The Company operates principally in the securities industry as a broker-dealer on a fully disclosed basis and is registered with the Securities and Exchange Commission (SEC). The Company is a member of the Financial Industry Regulatory Authority (FINRA). The Company is located in Westlake, Ohio and the majority of its customers are located in northeast Ohio with the remaining customers located throughout the United States.

### B. Receivables:

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to expense when that determination is made.

### C. Estimates:

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

### D. Cash and Cash Equivalents:

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

### E. Concentration of Risk:

The Company maintains cash balances at a bank and investment management company. The account at the bank is fully insured by the Federal Deposit Insurance Corporation and the account with the investment management company is not insured.

Approximately 99% of the Company's revenue is generated from the accounts of customers of Equity Trust Company and Equity Advisor Solutions, both related parties.

# ETC BROKERAGE SERVICES, LLC

## NOTES TO FINANCIAL STATEMENTS

December 31, 2019

Note 1. Summary of Significant Accounting Policies (Continued):

F. Goodwill

Goodwill represents the excess of the cost of acquiring the Company over the fair market value of identified net assets at the date of acquisition, and is reflected at cost on the statement of financial condition. FASB ASC 350 addresses the recognition and measurement of goodwill and other intangibles subsequent to their acquisition. Under those rules, goodwill will not be amortized but is subject to annual impairment tests. Upon qualitative review, we are not aware of any events that would require additional testing for goodwill impairment. No impairment expense was recorded in 2019.

G. Revenue

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product to a customer. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company provides only trading and brokerage services, and a related company provides trust and custody services.

Note 2. Restricted Cash:

The Company has a deposit in escrow in the amount of $259,188 to cover the $250,000 that is required by Axos Clearing, a broker clearing house.

Note 3. Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2019, the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $594,605, which was $544,605 in excess of its required net capital of $50,000. The Company's net capital ratio was 11.90 to 1.

Note 4. Report Disclosure:

Part III of the ETC Brokerage Services, LLC Focus Report (Form X-17A-5) dated December 31, 2019 and filed with the Securities and Exchange Commission is available for examination and copying at the principal office of the Company in Westlake, Ohio, and at the Chicago, Illinois regional office of the Commission.

Note 5. Income Taxes:

The Company is a limited liability company that files its income tax returns on the accrual basis as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the income tax returns of the individual members. Accordingly, no provision is made for federal or state income taxes in the financial statements.

The Company follows the provisions of FASB ASC 740, *Income Taxes*, that establishes a single approach to address uncertainty in the recognition of deferred tax assets and liabilities.

As of December 31, 2019, there were no positions for which management believes it is reasonably possible that the total amounts of tax contingencies will significantly increase or decrease within 12 months of the reporting date. The 2016 through 2018 tax years remain subject to examination by the IRS.

The Company files tax returns in the U.S. federal jurisdiction, two state jurisdictions, and a local jurisdiction. As of 2019, no uncertain tax positions are under audit for any of the Company's tax jurisdictions.

Note 6. Related Party Transactions:

The Company has operating agreements with related parties, Equity Administrative Services, Inc. (EASI) and Equity Advisor Solutions (EAS), to provide broker support functions. The agreements require annual payments $237,989 from EAS and $250,000 from EASI. Administrative fee income amounted to $487,989 for the year ended December 31, 2019.

Equity Administrative Services, Inc., a related party, provides office space, equipment, technology services, and administrative services to the Company.

Note 7. Retirement Plan:

Contributions to the 401(k) plan amounted to $3,422 for the year ended December 31, 2019.

Note 8. Fair Value Measurements:

Accounting Standards Codification (ASC) 820 defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements in accordance with accounting principles generally accepted in the United States of America. ASC 820 does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require fair value measurements.

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 – Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in active markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable inputs for substantially the full term of the asset or liability.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurements.

Note 8. Fair Value Measurements (Continued):

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level or any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following are descriptions of the valuation methodologies used for assets measured at fair value.

Money market funds: Valued at the net asset value of shares held by the Company at year-end.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following table presents investments measured at fair value by classification within the fair value hierarchy at December 31, 2019:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Cash and money market funds | $ 371,686 | $ -0- | $ -0- | $ 371,686 |
| Total assets at fair value | $ 371,686 | $ -0- | $ -0- | $ 371,686 |

Note 9. Subsequent Events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 25, 2020, the date the financial statements were issued.

# SUPPLEMENTARY INFORMATION

ETC BROKERAGE SERVICES, LLC

## SCHEDULE I
## COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
## OF THE SECURITIES AND EXCHANGE COMMISSION
## AS OF DECEMBER 31, 2019

| | |
|---|---|
| NET CAPITAL | |
| Total Members' Equity | $ 646,422 |
| | |
| Deductions/Charges: | |
| Non-allowable Assets: | |
| Other assets | 44,579 |
| | |
| Net Capital before haircuts on securities positions | 601,843 |
| | |
| Haircuts on securities: | |
| Trading and investment securities: | |
| Other securities | 7,238 |
| Net Capital | $ 594,605 |

| | |
|---|---|
| AGGREGATE INDEBTEDNESS | |
| Items included in statement of financial condition | |
| Accounts payable | $ 22,270 |
| Accrued expenses | 7,552 |
| Total aggregate indebtedness | $ 29,822 |

See Report of Independent Registered Public Accounting Firm.

## ETC BROKERAGE SERVICES, LLC

### SCHEDULE I
### COMPUTATIONS OF NET CAPITAL UNDER RULE 15c3-1
### OF THE SECURITIES AND EXCHANGE COMMISSION
### AS OF DECEMBER 31, 2019

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required | $ 1,989 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 50,000 |
| Net capital requirement | $ 50,000 |
| Excess net capital | $ 544,605 |
| Excess net capital at 1500% | $ 592,616 |
| Excess Net Capital at 1000% | $ 591,623 |
| Ratio of aggregate indebtedness to net capital | 0.05 TO 1 |

RECONCILIATION WITH COMPANY'S COMPUTATON
(Included in Part II of Form X-17A-5 as of December 31, 2019)

| | |
|---|---|
| Net capital, as reported in company Part II (unaudited) FOCUS report | $ 612,589 |
| Increase in assets | 735 |
| Increase in liabilities | (18,719) |
| Net capital per the preceding page | $ 594,605 |

See Report of Independent Registered Public Accounting Firm.

**RADACHI AND COMPANY**
*Certified Public Accountants and Business Consultants*

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668
E-mail info@radachi.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying ETC Brokerage Service, LLC's Exemption Report, in which (1) ETC Brokerage Services, LLC identified the following provisions of 17 C.F.R. 15c3-3(k) under which ETC Brokerage Services, LLC claimed an exemption from 17 C.F.R. 15c3-3: (k)(2)(ii) and (2) ETC Brokerage Services, LLC stated that ETC Brokerage Services, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. ETC Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about ETC Brokerage Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph(k)(2)(ii) of Rule 15c3-3 under Securities Exchange Act of 1934.

Radachi & Company

Elyria, Ohio

January 2, 2020

# ETC BROKERAGE SERVICE, LLC'S EXEMPTION REPORT

ETC Brokerage Services, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

ETC Brokerage Services, LLC

I, Steve Bocan, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: STEVEN D. BOCAN Steve D Bocan

Title: CHIEF COMPLIANCE OFFICER

Date: 1/2/20

**RADACHI AND COMPANY**
*Certified Public Accountants and Business Consultants*

900 East Broad Street, Suite A
Elyria, Ohio 44035
Telephone (440) 365-3115 • Fax (440) 365-4668
E-mail info@radachi.com

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
of ETC Brokerage Services, LLC
1 Equity Way
Westlake, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by ETC Brokerage Services, LLC and the SIPC with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of ETC Brokerage Services, LLC (the Company) for the year ended December 31, 2019, solely to assist you and the SIPC in evaluating ETC Brokerage Services, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2019 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Radcliff & Company

February 25, 2020

**SIPC-7**
(36-REV 12/18)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

**SIPC-7**
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1913*********************MIXED AADC 220
67719 FINRA DEC
ETC BROKERAGE SERVICES LLC
1 EQUITY WAY
WESTLAKE, OH 44145-1050

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Steve Bocan 440.323.5491

2. A. General Assessment (item 2e from page 2) $ 1187

B. Less payment made with SIPC-6 filed (exclude interest) ( 628 )
07/24/2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 559

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 559

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐**
**Total (must be same as F above)** $ 559.00

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):
NONE

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

ETC BROKERAGE SERVICES LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the_____ day of_______________, 20_____.

(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2019
and ending 12/31/2019

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 1261857 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | |
| (2) Net loss from principal transactions in securities in trading accounts. | |
| (3) Net loss from principal transactions in commodities in trading accounts. | |
| (4) Interest and dividend expense deducted in determining item 2a. | |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | |
| (7) Net loss from securities in investment accounts. | |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 74047 |
| (2) Revenues from commodity transactions. | |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 388769 |
| (4) Reimbursements for postage in connection with proxy solicitation. | |
| (5) Net gain from securities in investment accounts. | |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): | |
| (Deductions in excess of $100,000 require documentation) | |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 7769 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | 7769 |
| Total deductions | 470585 |
| 2d. SIPC Net Operating Revenues | $ 791272 |
| 2e. General Assessment @ .0015 | $ 1187 |
| | (to page 1, line 2.A.) |